UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission file number: 001-41884

SRIVARU Holding Limited

3rd Floor, Genesis House, Unit 18

Genesis Close, George Town

P.O. Box 10655

Grand Cayman, KY1-1006

Cayman Islands

+1 (888) 227-8066

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

PRESS RELEASE ANNOUNCING THE EFFECTIVE TIME OF

SHARE CONSOLIDATION (REVERSE SHARE SPLIT)

SRIVARU Holding Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), issued a press release on January 13, 2025, announcing that it will effect a share consolidation (“Reverse Share Split”) of its ordinary shares at a ratio of 50-for-1, effective as of 12:00 am on January 15, 2025 (the “Effective Time”), in order to regain compliance with the minimum $1.00 bid price per share requirement of Nasdaq’s Marketplace Rule 5450(a)(1). The Company’s ordinary shares are expected to begin trading on a Reverse Share Split adjusted basis on Nasdaq as of the open of trading on January 15, 2025, under the existing ticker symbol “SVMH.”

Exhibits

99.1	Press Release dated January 13, 2025, announcing the effective date for the Company’s 1:50 Share Consolidation (Reverse Share Split)

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SRIVARU Holding Limited

Date: January 13, 2025	By:	/s/ Mohanraj Ramasamy
Mohanraj Ramasamy
Chief Executive Officer and Director